

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Via Facsimile
Richard W. McCullough
Chairman, Chief Executive Officer, and President
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re:** **Petroleum Development Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 21, 2011**
> **File No. 0-07246**

Dear Mr. McCullough:

We have limited our review of your filing to the issue we have addressed in the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

1. Please amend your filing to include the officer certifications set forth in Item 601(b)(31)(i) of Regulation S-K. See Exchange Act Rule 12b-15. For additional guidance, please also refer to the Exchange Act Rules Compliance and Disclosure Interpretations, Question 161.01, available at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director